The Merger Fund VL ______________________________ Ticker Symbol: MERVX WESTCHESTER CAPITAL MANAGEMENT, LLC

Table of Contents • Investment Overview • Investment Philosophy • Investment Process • Portfolio Construction • Risk Management • Why Invest with Us? • Meet our Team • Investment Management • Business and Operations • Contact Details • Important Disclosures • Firm Overview • Executive Summary • About Us • Portfolio Manager Background • Investment Resources • Historical Performance • Annual Returns vs. Market Indices • Equity - like Returns with Bond - like Volatility • Focus on Absolute Returns • Historical Performance • Effect of a Rising Rate Environment 2

FIRM OVERVIEW

Executive Summary 3 The Merger Fund VL is a hedged vehicle which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions. ● The Fund is managed parallel to The Merger Fund ® , which has $ 4 . 9 billion in AUM ▪ The Merger Fund VL’s shares are offered only to certain insurance - company account holders ● Strong track record utilizing the merger arbitrate strategies through all market cycles ▪ Invested in more than 2,500 corporate reorganizations over three decades ▪ Absolute return oriented - only two down years since inception ▪ Has consistently provided equity - like returns with bond - like volatility since inception ● Investment philosophy ▪ Utilizes qualitative, quantitative and fundamental analyses to identify positions ▪ Focuses on highly liquid situations throughout the globe ▪ Broadly diversified portfolio containing 40 - 65 positions ▪ Uses macro and sector hedges via the purchase of put options to hedge residual market or sector exposure

Firm ● Founded in 1980 ● Independent; employee owned ● Merger Arbitrage is our ONLY business People ● Institutional infrastructure supported by best - in - class service providers ● Principals and employees invested alongside clients in all funds ● No investment professional turnover since firm inception Scale ● Access to top - tier law firms and industry consultants; enhanced relationships with sell - side analysts, traders, and stock - loan departments We have over 30 years of investment experience for institutional and individual investors. About Us 1 As of September 30 , 2011 . Westchester Capital Management, LLC – Founded in 1980 ; Green & Smith Investment Management L . L . C . – Founded in 1996 . Figures may not add due to rounding . 4 Westchester Capital Management USD 5.2 billion 1 The Merger Fund ® USD 4.9 billion The Merger Fund VL USD 13.3 million Dunham Monthly Distribution Fund US D 124.8 million MLIS Westchester UCITS Fund US D 4.8 million Green & Smith Investment Management L.L.C. (Hedge Fund Adviser) GS Master Trust (Master/Feeder Structure) USD 89.3 million The Merger Fund Ltd. (Offshore) Hudson Valley Partners, L.P. (Domestic)

□ Roy D . Behren, Portfolio Manager ; 2006 - Present ● Analyst – Westchester Capital Management ; 1994 - 2006 ● Enforcement Attorney – Securities and Exchange Commission ; 1987 - 1994 ● BS, Economics – The Wharton School ; J . D . – University of Miami Law School ; LL . M in corporate law – New York University of Law □ Michael T . Shannon CFA, Portfolio Manager ; 2006 - Present ● Senior Vice President, Mergers and Special Situations – D . E . Shaw & Co .; 2005 - 2006 ● Analyst – Westchester Capital Management ; 1996 - 2005 ● Corporate Finance, Mergers & Acquisitions and Equity Research Group – J . P . Morgan & Co .; 1988 - 1996 ● BS, Finance – Boston College Portfolio Manager Background 5

Investment Resources Roy Behren Michael Shannon Portfolio Management Abraham Cary Head Trader Benjamin Kunofsky Trader Robert Lynch Director of Research TBD Analyst Bruce Rubin COO/CCO Global Networks U.S. Anti - Trust Counsel U.S. Regulatory Counsel Industry Consultants Foreign Anti - Trust Counsel Foreign Regulatory Attorneys Economic Consultants Washington/Political Experts Leveraged Resources Extensive resources provide for both in - house and outsourced research expertise 6

HISTORICAL PERFORMANCE

Annualized Returns vs. Market Indices

Inception, May 2004 to September 2011

	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-2.26%	-1.06%	4.58%	4.47%	6.45%
S&P 500	-8.68%	1.14%	1.23%	-1.18%	2.19%
Barclays Agg. Bond	6.67%	5.29%	7.99%	6.53%	5.85%

The Fund's net operating expenses are 1.40%. Expense ratios are as of the April 20, 2011 prospectus, as supplemented from time to time.[1]

	Standard Deviation	Sharpe Ratio*	R-Squared	Max NAV Decline	Max Drawdown Length	Months to Recover
The Merger Fund VL	5.50%	1.16	0.34	-7.22%	3	4
S&P 500	15.67%	0.22	1.00	-50.95%	16	-
Barclays Agg. Bond	3.41%	1.68	0.01	-3.82%	7	2

* 3-month T-Bill used for risk-free rate.

[1]Excludes interest expense, borrowing expense on securities sold short and dividends on securities sold short. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through September 2011. The performance figures shown above represent past performance and do not guarantee future results. The Fund's share price and return will vary and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. Current month-end performance is available by calling (800) 343-8959. See Important Disclosures on page 22.

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Equity - like Returns with Bond - like Risk Comparison of historical index performance May 2004 – September 2011 8 Past performance does not guarantee future results.

Focus on Absolute Returns 9 Outperformance can come from limiting losses in down years , which allows for positive compounding of returns . Inception through September 30, 2011. Past performance does not guarantee future results. $1,675 $1,462 $1,361

Historical Performance

Monthly, Inception – September 2011

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19				-2.27
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	5.30
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	11.80
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	3.79
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	2.11
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	16.55
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	4.53
2004					-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	6.00

The performance figures shown above are net of fees and expenses including brokerage commissions and advisory fees, but excluding interest expense, borrowing expense on securities sold short and dividends on securities sold short. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Monthly performance numbers are not audited. The performance figures shown above represent past performance and do not guarantee future results. The Fund's share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. Discrepancy between totals and sum of individual months are due to rounding. Current month-end performance is available by calling (800) 343-8959. See Important Disclosures on page 22.

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Effect of a Rising Rate Environment 11 The Merger Fund VL as a diversifier to your fixed income portfolio… Absolute return oriented products theoretically should be partially positively correlated with interest rates, or the cost of capital: Therefore, if interest rates rise, it should provide a hedge to the decreased value of bonds in one’s portfolio. Interest Rates Rise Bond Prices Fall Interest Rates Rise Rates of Return Potential Rise

INVESTMENT OVERVIEW

Investment Philosophy ● Create a portfolio of high conviction ideas from global markets ● Invest in highly liquid situations across the globe – Although we invest principally in equities, we are capital - structure agnostic . ● Focus on absolute returns, not relative value – We fully hedge directional correlation and exposure both at the individual deal level and at the macro level, and – At the same time, we concentrate on minimizing volatility and transaction risk . ● Avoid speculative situations ; we do not invest on rumor – Every investment thesis must be fact - based and should have a defined timeline and expected rate of return . Our investments are predicated ONLY on the successful completion of the corporate event . 12

Investment Process Idea Generation » Primary research targeting merger - arbitrage situations and other event - driven opportunities Analysis » Forecasts of the trade’s upside, downside and probability of success ▪ Primary research, including company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell - side analysts Portfolio Optimization » Security selection, position sizing and ongoing monitoring ▪ Calculation of both the expected return (reward) and variability (risk) of the outcomes and, ranking of the potential investments we are tracking to determine the price at which we would transact ▪ We favor positions with higher reward - to - risk ratios rather than higher gross returns 13

Portfolio Construction • Focus on targeted number of high conviction positions − Approximately 40 - 65 active long and short positions − Typical position size : 1 . 0% - 2 . 5% − Typical international exposure : 30% • Hedge directional correlation and exposure both at the individual deal level and macro level • Typical position holding period : 3 – 5 months • Actively manage portfolio composition • Ensure position and portfolio liquidity in order to maintain the ability to easily reallocate capital • Our de - risking process triggers when : − (1) risk/reward relationship is no longer favorable, − (2) there is concern about the status of the transaction Types of Securities: • Exchange - Listed Equities • Exchange - Traded Funds • Listed Options • OTC Options • Equity - based Total Return Swaps • Currencies • Currency Forward Sales • Corporate Bonds • Convertible Bonds The Fund only invests in publicly announced, highly liquid situations that have a defined “ date with destiny ” . 14

Risk Management The Fund attempts to maintain a low correlation with markets through the following use of sector/industry/market and currency hedges : ▪ Stock - for - Stock transaction : fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction ▪ Residual Market or Sector Exposure : hedge through use of macro sector hedges, typically via put options ▪ Foreign Transactions : make forward sales of the currency to be paid as of the expected date of deal closing 15 Guidelines Position Size <10% of Fund net assets Industry Exposure <25% of Fund net assets

Why Invest with Us? ▪ Having invested in over 2 , 500 corporate reorganizations and other event - driven situations, we’re among the most experienced players in our space . ▪ Our scale and strong Wall Street relationships give us a competitive edge when it comes to research, trading and access to hard - to - borrow securities . ▪ Our interests are completely aligned with those of our investors . WCM limits personal trading, and each of our portfolio managers has committed the bulk of his investable assets to one or more of our funds . ▪ 7 . 5 % annualized return ; 5 . 3 % standard deviation ; 0 . 3 correlation to the market since inception . 16 The performance figures shown above are net of fees and expenses including brokerage commissions and advisory fees, but excluding interest expense, borrowing expense on securities sold short and dividends on securities sold short . The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions . The performance figures shown above represent past performance and do not guarantee future results . The Fund’s share price and return will vary, and investors may have a gain or loss upon redemption of their shares . Current performance may be lower or higher than the performance figures shown above . Current month - end performance is available by calling (800) 343 - 8959 . See Important Disclosures on page 22 .

MEET OUR TEAM

Investment Management Team Roy D . Behren , born 1960 , came to WCM in 1994 from the U . S . Securities and Exchange Commission and became a Managing Member of WCM as of December 31 , 2010 . After earning a B . S . in Economics at The Wharton School, he received a J . D . degree from the University of Miami Law School and an LL . M . degree in corporate law from the New York University School of Law . He then joined the SEC's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM . From 2004 through 2006 , Roy served as a member of Redback Networks’ Board of Directors and its Audit Committee . He is a co - portfolio manager for Westchester Capital Management, LLC and affiliate, Green & Smith Investment Management L . L . C . and was their Chief Compliance Officer from September 2002 through June 2010 . Michael T . Shannon , born 1966 , joined WCM in 1996 and became a Managing Member of WCM as of December 31 , 2010 . He received a B . S . in Finance from Boston College and was subsequently hired by J . P . Morgan, where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments . After a brief stint as Senior Vice President in charge of Mergers and Special Situations at D . E . Shaw & Co . from March 2005 to May 2006 , he rejoined WCM as co - portfolio manager . Mike, who holds a Chartered Financial Analyst certification, is a member of the New York Society of Security Analysts and the CFA Institute . 17

Investment Management Team Robert K . Lynch , born 1968 , was hired as WCM’s Director of Research in May 2005 . He was formerly a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM . He graduated from Brown University and received his MBA from Columbia University . Rob was a senior risk arbitrage analyst in the equity derivatives group at Société Générale . Abraham R . Cary , born 1975 , is WCM’s head trader, having joined the firm in January 2002 . Before joining WCM, he was Vice President and Senior trader on the risk arbitrage desk of Crédit Lyonnais . After graduating from Middlebury College with a B . A . in Geography and French, Abe was hired by the equity derivatives group at Société Générale as a risk arbitrage trader . Benjamin E . Kunofsky , born 1986 , joined WCM as Assistant Trader in 2010 . Ben graduated from Middlebury College in Middlebury ,Vermont, completing his B . A . in Mathematics and Religion in 2009 . 18

Business and Operations Management Bruce J . Rubin , born 1959 , joined WCM as Chief Operating Officer in 2010 . Bruce had previously spent five years at Seneca Capital, an event - driven hedge fund, as Chief Operating Officer . He holds a B . A . from Stanford University and a J . D . from Stanford Law School . Bruce practiced law for five years at Willkie Farr & Gallagher . He then held a number of positions at major Wall Street firms, including President and CEO of PaineWebber Properties and CAO at Lightyear Capital, a private equity fund . He became the Chief Compliance Officer for Westchester Capital Management, LLC and affiliate Green & Smith Investment Management L . L . C . as of July 2010 . Jody Harris - Stern , born 1975 , joined WCM as Director of Business Development in 2010 . Jody was formerly Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut . She received a B . A . from Saint Michael’s College in Business and Economics . Jody began her financial career at Zweig Advisors and held a number of positions within the firm . She spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations . Jennifer A . Coppola, born 1980 , joined WCM as Assistant Controller in 2011 . She was formerly an Audit Manager at Ernst & Young’s New York FSO Assurance practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies . She graduated from Pace University with both a BBA and MBA in Accounting . Jennifer is also a certified public accountant licensed in New York State . 19

Business and Operations Management (cont.) Jane Perl, Stacey Fornabaio, Robin Grosso and Laura Morgan comprise our middle office and operational staff . Jane has been with Westchester Capital Management since 1988 , Stacey since 1996 , Robin since 2000 and Laura since 2005 . They are an experienced and critical component of our investment management and control infrastructure . 20

Contact Details Director of Business Development Name: Jody Harris - Stern Address: WESTCHESTER CAPITAL MANAGEMENT, LLC Green & Smith Investment Management L.L.C. 100 Summit Lake Drive Valhalla, NY 10595 Phone: 914 741 - 5600 Fax: 914 741 - 5737 Email: Jharris - stern@mergerfund.com Website: www.mergerfund.com 21

Important Disclosures

- *The information contained herein does not constitute an offer or solicitation for the purchase or sale of The Merger Fund VL shares. The Merger Fund VL's shares are not offered directly to the general public. The Merger Fund VL's shares are offered only to certain insurance-company account holders. An offer to purchase The Merger Fund VL's shares is made by means of the Prospectus, which should be carefully reviewed before any shares are purchased.*

- *This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.*

- *Investing in financial markets involves a substantial degree of risk. There can be no assurance that the investment objective described herein will be achieved. Investment losses may occur and investors could lose some or all of their investment. Nothing herein is intended to imply that an investment in the Fund or the Fund's investment strategies may be considered "conservative," "safe" or "risk-free". No regulatory authority has passed upon or endorsed this presentation or the merits of an investment in the Fund.*

- *Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.*

- *Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund ® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.*

- *Definitions: S&P 500 is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. You cannot invest directly in an index. The Barclays Capital Aggregate Bond Index is a market capitalization-weighted index includes Treasury securities, Government agency bonds, Mortgage-backed bonds, Corporate bonds, and a small amount of foreign bonds traded in U.S; Correlation is calculated using R-Squared; a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with a low R-squared doesn't act much like the index; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.*

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